UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an extract from the audit opinion related to the financial statements of Aries Maritime Transport Limited (the “Company”), as of December 31, 2007, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.  Attached hereto as Exhibit 2 is an extract from Note 1 to the financial statements, which is referenced in the financial statements of the Company, as of December 31, 2007, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.

These extracts should be read together with the Company's audited financial statements and notes thereto as contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.

Exhibit 1

Extract from Audit Opinion

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, has a net working capital deficit and has not met certain of its financial covenants of debt agreements with lenders. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Exhibit 2

Extract from Note 1 to Audited Financial Statements

During the year ended December 31, 2007, the company incurred a loss of $8.7 million. As at December 31, 2007, the company had a net working capital deficit of $291.8 million. The net working capital deficit includes $200 million of debt which the lenders would have the ability to demand for repayment if the company will not be in compliance with the financial covenants of the credit facility. This debt is reflected as current due to the high degree of uncertainty surrounding the Company's ability to meet its existing financial covenants in  future periods.

The company was not in compliance with its interest coverage ratio financial covenant with respect to its long-term debt as at December 31, 2006 and 2007 and for each of the quarters during 2007. The lenders provided a relaxation of the covenant for each of the periods from December 31, 2006 through to and including September 30, 2008. As a result the company has had to pay an increased margin of 1.75% on its long-term debt and will continue to do so until the end of the relaxation period. Additionally, as part of the relaxation received for December 31, 2007, the company is required to meet certain conditions (see note 10) including a reduction of the outstanding borrowings under the credit facility from their current level of $284.8 million to $200 million, by disposal of vessels, by August 31, 2008 or in the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend until September 30, 2008 subject to legally binding contract(s) for sale having been executed.  If these conditions are not met, or if the company does not meet its financial covenants subsequent to August 31, 2008, absent any further relaxation from the lenders, then the lenders have the ability to demand repayment of outstanding borrowings.

Management is taking steps to try to meet the lender’s requirements disclosed in note 10 and to meet all of the financial covenants contained in the credit facility. In order to meet the required reduction of the borrowings to $200 million by August 31, 2008, as of June 25, 2008 the Company has sold the vessels Arius, Energy 1 and Oslo and reduced the outstanding borrowings to $223.7 million and expects to sell one or more vessels by August 2008.  Management also has plans in place to improve the performance of the Company. These plans include focusing on reducing operating expenses.  However, there is no assurance that management will be successful in achieving these objectives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: July 9, 2008
By: /s/ Ioannis Makris Ionnais Makris Chief Financial Officer

SK 23248 0002 899633